Exhibit 99.5

NICE Actimize Achieves Highest Score in Aite Group’s Global Fraud and Money
Laundering Case Management Report

NICE Actimize’s ActOne with powerful AI and automation secured best in class ranking across vendor stability, client strength and product feature parameters

Hoboken, NJ, September 17, 2020 – NICE Actimize, a NICE (NASDAQ: NICE) business, has achieved a Best-in-Class ranking and the highest average score in Aite Group's inaugural 2020 "Aite Matrix: Case Management to Combat Global Fraud and Money Laundering" report among this year's 10 participating vendors. The NICE Actimize ActOne Investigation and Case Management Platform received its high ranking based on measured parameters which included vendor stability, product features and client strength.

To download a complimentary excerpt from the "Aite Matrix: Case Management to Combat Global Fraud and Money Laundering" report, please click here.

According to the Aite Group Matrix report, NICE Actimize’s ActOne Investigation and Case Management Platform offers a number of significant, differentiating attributes, observing that, “RPA is used to automate repetitive, manual processes. Use cases include alert assignments, data pulls, validation checks, Google Map searches, account closures and openings subsequent to fraud events, and communications to make financial crimes operations more efficient. NICE Actimize’s NEVA tool is a configurable yet powerful rules-based desktop assistant that can guide investigative steps and recommend actions for quicker, more consistent, and more informed decisioning.”

“NICE Actimize is a vendor that eclipsed the other competitors in offering all the features and functionality needed as well as expected in an enterprise case management solution. The company is leading-edge on adding capabilities to improve its case management solution and ensuring the product meets FIs’ needs,” said Shirley W. Inscoe, Senior Analyst, Aite Group Fraud AML practice, and co-author of the Aite Group Matrix report. “The company should be congratulated on its case management solution and overall customer satisfaction.”

"NICE Actimize’s ActOne creates connections across an organization’s diverse risk and financial crime domains, providing financial institutions with the actionable insights necessary to gain a holistic view of risk. Our case management platform enables organizations to quickly visualize connections, and make better informed decisions while creating operational consistency," said Craig Costigan, CEO, NICE Actimize. “We thank Aite Group for recognizing the breadth of our innovation and our ability to mitigate corporate risk.”

The Aite Group report also noted, "Actimize listens to its FI customers and seeks ways to improve case management. The company continues to make case management more open and scalable, expediting integration for rapid innovation and ingestion of additional technologies (through its marketplace as a one-stop ecosystem for access to third-party solutions and collaboration across the market.) Actimize delivers on innovation, expandable analytics, and intelligent automation.”

About Aite Group
Aite Group is a global research and advisory firm delivering comprehensive, actionable advice on business, technology, and regulatory issues and their impact on the financial services industry. With expertise in banking, payments, insurance, wealth management, and the capital markets, we guide financial institutions, technology providers, and consulting firms worldwide. We partner with our clients, revealing their blind spots and delivering insights to make their businesses smarter and stronger. Visit us on the web and connect with us on Twitter and LinkedIn.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-646-408-5896, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.